November 3 , 2005


Via Facsimile 011 44 207 655 5202 and U.S. Mail

James M. Bartos
Shearman & Sterling
Broadgate West, 9 Appold Street
London EC2A 2Ap
United Kingdom

Re:	Cookson Group plc
	Schedule 13E-3 filed October 18, 2005
	SEC File No. 5-81071

Dear Mr. Bartos:

We have reviewed the filing listed above for compliance with the disclosure requirements of Rule 13e-3 and Schedule 13E-3. Our comments follow. All defined terms have the same meaning as in your disclosure document, unless otherwise indicated.

As we discussed, accounting comments remain outstanding from a comment letter issued on July 14, 2005 by Gary Todd of the staff of the Division of Corporation Finance. Please coordinate compliance with those comments with Mr. Todd or staff accountant Kristin Lochhead, with whom I understand you have already been in contact.

In addition, as we previously informed you, the staff is continuing to consider certain issues related to your option plans, and may have further comment on those matters as they relate to Rule 13e-3.

Schedule 13E-3

1. Please include the form of "proxy" that shareholders will use to vote on the proposed changes to the company`s governing instruments with your next amendment.

Exhibit 1. Transaction Statement

2. Statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private
Securities
Litigation Reform Act of 1995.  See Section 21E(b)(1)(E) of the
Securities Exchange Act of 1934. Accordingly, please remove your references to the Reform Act. In the alternative, clearly disclose that the safe harbor protections do not apply to disclosure in the Transaction Statement.

Summary Term Sheet, page 2

3. Clarify how the compulsory transfer process would work for shares not held in street name. That is, if a security holder physically holds the share certificate evidencing his or her ownership in the Cookson Group, how can the Board force the sale of shares so held? If direct ownership of share certificates does not occur in the United
Kingdom, please indicate in your response letter.

4. In the last bullet point on page 3, you note that the Board will exercise its compulsory transfer authority (if approved) consistent with its "fiduciary duties." Clarify that the fiduciary duties to which you refer are those under English law, and summarize any differences between such fiduciary duties and those that would typically apply to the board of directors of a US company.

Special Factors Relating to the Going Private Transaction -
Purposes
of and Reasons for the Transaction, page 6

5. In the third paragraph of this Section on page 6 of the Transaction Statement, you estimate the costs associated with US registration at over 1,000,000 British pounds annually. Please provide a breakdown of these estimated costs.

6. You state on page 6 of the Transaction Statement that "most" of the ADR holders will receive cash as a result of the termination of the ADR facility. Please explain why in your response letter. It is our understanding that ADR holders may receive the underlying shares upon termination of the facility (as you note on page 7). Please explain why this has not been the case or you do not believe it will be the case with respect to the termination of the Cookson Group`s ADR facility on October 19, 2005.

7. Refer to your statement as to fairness to unaffiliated shareholders on page 7 of the Transaction Statement (second full paragraph). See Q&A 19 in SEC Release No. 17719 (April 13, 1981). As this release notes, where a transaction may have a different impact on different groups of unaffiliated security holders, the board`s fairness determination must separately address fairness to each group. Clarify your disclosure to make clear that the Board has considered and approved of the fairness to US security holders as a separate group.

8. Please expand the discussion of the reasons for accomplishing deregistration now. See Item 1013(c) of Regulation M-A. We note that many of the costs associated with being a US reporting company are not new.

Alternatives to the Transaction, page 8

9. We note that the Cookson Group recently terminated its ADR facility. Discuss whether it considered waiting to see whether this step would result in allowing the company to become eligible for deregistration without the necessity for "compulsory transfer authority." If so, why did the Board choose this course of action instead?

Vote Required for Approval of the Transaction - Ordinary Shares,
page
16

10. The language you use to describe the requisite percentage of shares that must be voted to approve these amendments is confusing.
Please clarify that the changes must be approved by 75% of the shares represented (in person or by proxy) at the Extraordinary General
Meeting, rather than 75% of the total shares outstanding.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all material information to investors. In responding to our comments above, please provide, in writing, a statement from the Cookson Group plc acknowledging that:
* It is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.
Please revise your offer materials to comply with the comments above.
If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your Transaction Statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.





Please be aware that we will likely have additional comments after reviewing your amendment. If you would like to contact me, please do not hesitate to do so at (202) 551-3263


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
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James M. Bartos, Esq.
November 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE